FILE No. 82-2418
Rule 12g3-2 (b)

~~Grove Energy Limited~~

[redacted]

Date: October 24, 2006

NEWS RELEASE

Grove sells majority of UK North Sea licences to AIM listed EnCore Oil plc

- **Grove to receive 9.9 million shares of EnCore Oil plc**
- **Grove retains a 10% interest in Block 42/13 in the Southern North Sea Gas Basin**
- **Sale completes the Virgo Oil & Gas plc consolidation strategy**

Grove Energy Limited ("Grove")(TSX-V & AIM: GRV), the oil and gas exploration company with assets in Europe and the Mediterranean Margin, is pleased to announce that it has sold a majority of its UK North Sea portfolio to EnCore Oil plc (AIM: EO.) ("EnCore"), while keeping a direct 10% interest in Block 42/13 and surrounding acreage. Grove will receive 9.9 million shares of EnCore and the other Virgo participants are to receive 27.1 million EnCore shares. This transaction has resulted from the previously announced Virgo Oil & Gas plc consolidation strategy.

Grove has retained a 10% interest in Block 42/13 and surrounding acreage located in the north western part of the UK Southern Gas Basin. The 42/13 structure was mapped from 3D seismic data as a structural trap that was targeted by well 42/13-2 drilled in 1997 by Mobil. Well 42/13-2 encountered a 140 metre gross gas column and studies to date indicate the potential for significant reserves in a very large structure.

The sale includes Grove's 30% interest in Blocks 21/22 and 21/28b in the Northern North Sea and 15% interests in Blocks 42/13 and 42/12, 42/14, 42/8 and 42/9 in the Southern North Sea.

EnCore was established in April 2005 to focus on oil and gas exploration within the UK and listed on AIM in March 2006 with its takeover of Oil Quest Resources plc and concurrent £16.6 million fund raising. Encore is actively traded on AIM and upon closing will have approximately 241 million shares on issue and a market capitalization of approximately £60 million.

The EnCore transaction accomplishes the strategy of Virgo Oil and Gas plc, a company formed by Grove, Virgo Energy Limited and Nido Petroleum Limited to consolidate their North Sea interests and achieve critical mass and a balanced portfolio.

Glenn Whiddon, CEO of Grove, stated "For Grove shareholders this transaction accomplishes several important objectives – we consolidate our North Sea portfolio to reduce its risk profile; we convert our property interests into EnCore shares with its diversified exploration portfolio, significant upside potential, strong balance sheet and excellent management; and we retain a 10 per cent interest in the highly prospective Block 42/13 and surrounding acreage."

Completion of the sale is expected to occur before the end of 2006 after certain regulatory approvals, including approval of the transfers by the DTI.

FILE No. 82-2418
Rule 12g3-2 (b)

Additional information about Grove and Encore may be found at www.groveenergy.com and www.encoreoil.co.uk .

GROVE ENERGY LIMITED

Per "Glenn Whiddon"
GLENN R. WHIDDON, CEO

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and in other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

Neither the TSX Venture Exchange nor the AIM Market operated by London Stock Exchange plc approves nor disapproves of the information contained herein.

The information contained herein does not constitute an offer of securities for sale in the United States, United Kingdom, Canada, Japan or Australia.

For further information please contact:

Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Phone: +1 604 669 2099
Fax: +1 604 943 3716

Wolfgang Zimmer, President
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Phone: +1 604 669 2099
Fax: +1 604 943 3716

Rory Murphy
Strand Partners Limited
Tel: +44 (0) 207 409 3494

Paul Newman
Westwind Partners (UK) Limited
Tel: +44 (0) 207 290 9713

Peter Krens
Mirabaud Securities Limited
Tel: +44 (0) 207 878 3362

Grove Energy Limited

Date: October 19, 2006 **NEWS RELEASE**

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3 Exploration Licenses awarded to Grove in the Dutch North Sea

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- **F14, F18 and L1b Exploration Concessions awarded containing fallow oil discoveries**
- **5 discovery wells on individual Triassic- Jurassic structures have tested 500 to 2,775 barrels of oil a day in early 70's & 80's**
- **Additional deep gas potential**
- **Extensive 2D and 3D seismic data base**

Grove Energy Limited ("Company") (TSX-V & AIM: GRV), the oil and gas exploration company with assets in Europe and the Mediterranean Margin, has been awarded offshore Exploration Licenses F14, F18 and L1b in the Dutch North Sea. These Licenses cover an area of 1,148 sq. km and contain a number of Upper Jurassic oil discoveries with significant volumes of oil in place.

These discoveries were made in the early 1970's and 1980's by vertical wells but at the time were determined to be uncommercial despite flow rates of 500 to 2,775 bop/d. However, with advances in seismic and drilling technology as well as improvements in regional infrastructure and supply fundamentals over the past 30 years, the reappraisal of these discoveries is warranted.

Grove will initially undertake a geologic and geophysical study of the new licenses , including the reassessment of existing 2D and 3D seismic and reservoir simulation models, with the aim of drilling further appraisal wells on the known oil accumulations and where merited, any deeper gas potential. All of the Jurassic oil discoveries and most of the remaining areas within the new licenses are covered by 3D seismic of various vintages, which Grove intends to acquire and reprocess using special reprocessing and seismic attribute analysis.

Following the new licence awards in the Dutch North Sea, Grove now has three core areas of focus including the development of the Abbadesse discovery onshore in Italy and exploration programs on and offshore Tunisia.

Dr. Wolfgang Zimmer, President of Grove, commented that: "We are very pleased about the award of these highly prospective Exploration Licenses in the Dutch North Sea. Again Grove has been able to acquire high quality acreage when access to acreage has become extremely difficult and competitive. The award of these blocks to Grove represents a low cost entry into a prolific oil and gas province of the North Sea."

Additional information on the Dutch North Sea can be found at http://dinolks01.nitg.tno.nl/dinoLks/NLOGPortal.jsp

FILE No. 82-2418
Rule 12g3-2 (b)

GROVE ENERGY LIMITED

Per "Glenn Whiddon"
GLENN R. WHIDDON, CEO


F14 Exploration Licence
DUTCH
NORTH SEA
F18 Exploration Licence
L1b Exploration Licence
NETHERLANDS

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document and in other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

Neither the TSX Venture Exchange nor the AIM Market operated by London Stock Exchange plc approves nor disapproves of the information contained herein.

The information contained herein does not constitute an offer of securities for sale in the United States, United Kingdom, Canada, Japan or Australia.

FILE No. 82-2418
Rule 12g3-2 (b)

For further information please contact:

Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Phone: +1 604 669 2099
Fax: +1 604 943 3716

Wolfgang Zimmer, President
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Phone: +1 604 669 2099
Fax: +1 604 943 3716

Peter Krens
Mirabaud Securities Limited
Tel: +44 (0) 207 878 3362

Rory Murphy
Strand Partners Limited
Tel: +44 (0) 207 409 3494

Paul Newman
Westwind Partners (UK) Limited
Tel: +44 (0) 207 290 9713